Exhibit 99.7

PEAK GOLD LTD.

Management’s Discussion and Analysis

Three Months Ended March 31, 2008

(in United States dollars, except where noted)

This Management’s Discussion and Analysis should be read in conjunction with Peak Gold’s unaudited interim consolidated financial statements for the three months ended March 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward looking statements. All figures are in United States dollars, tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 14, 2008. Additional information relating to the Company is available on SEDAR at www.sedar.com.

FIRST QUARTER HIGHLIGHTS

•	Net Earnings were $9.8 million, after charges of $2.6 million in stock-based compensation.

•	Gold production of 43,300 ounces

•	Gold sales of 51,700 ounces

•	Total cash costs were $427 per ounce (net of by-product sales)(1)

•	Consolidated operating cash flows of $18.4 million

•

On March 31, 2008, the Company announced a proposed business combination with New Gold Inc. and Metallica Resources Inc. The combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil, and Mexico and development projects in Canada and Chile.

(1)

The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Peak Gold Management Discussion and Analysis	1

Background

The company is a gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The company’s assets are comprised of the Amapari gold mine in Brazil and the Peak gold mine in Australia that were acquired in the second quarter of 2007.

Corporate Developments

Proposed Business Combination

On March 31, 2008, the company signed a letter agreement to complete a business combination (the “transaction”) with Metallica Resources Inc. (“Metallica Resources”) and New Gold Inc. (“New Gold”). The combined company, to be called New Gold Inc., will own three operating gold mines in Australia, Brazil and Mexico and development projects in Canada and Chile.

The transaction is subject to the completion of confirmatory due diligence, definitive documentation, regulatory approvals and obtaining a minimum two thirds Shareholder approval at special meetings of the shareholders of each of Metallica Resources and Peak Gold and majority approvals at a special meeting of the shareholders of New Gold. The obligations of Metallica Resources and Peak Gold are also conditional upon New Gold obtaining waivers or amendments to certain terms and conditions of its $237 million unsecured Series D notes (Notes). On May 8, 2008, New Gold announced that the resolution amending certain terms and conditions of the Notes has been approved by written resolution of the holders of more than 62  2/3% of the principle amount of the Notes.

Robert Gallagher, Chief Executive Officer (CEO) of Peak Gold, and Basil Huxham, Chief Financial Officer (CFO) of Peak Gold, will be appointed as the CEO and CFO of the new combined company, respectively.

Management of the continuing entity has reviewed the terms of the transaction and in accordance with the provision of the Canadian Institute of Chartered Accountants Handbook Section 1581, Business Combination, has determined that Peak Gold is the acquirer. Consequently, it was determined that the operations previously conducted by Metallica Resources and New Gold are to be acquired by Peak Gold under the terms of the agreement.

The transaction is expected to close by June 30, 2008.

Peak Gold Management Discussion and Analysis	2

Selected Financial Information

(US dollars in thousands)

	Three Months Ended							Four Months ended		Three Months Ended
	Mar 31, 2008		Dec 31, 2007 (4)	Sep 30, 2007		June 30, 2007 (1)		Mar 31, 2007 (3)		Nov 30, 2006		Aug 31, 2006		May 31, 2006
Revenues		$56,221	$46,979		$44,663		$39,442	$	nil	$	nil	$	nil	$	nil
Gold produced (ounces)		43,300	53,430		53,900		42,500		nil		nil		nil		nil
Gold Sales (ounces)		51,700	52,351		55,000		48,000		nil		nil		nil		nil
Average Realized Price (per ounce)		$933	$793		$697		$662	$	nil	$	nil	$	nil	$	nil
Depreciation and depletion		$(6,404)	$3,766		$(13,258)		$(9,481)	$	nil	$	nil	$	nil	$	nil
Corporate administration		$4,027	$5,122		$2,814		$5,290		$67		$247		$66		$162
Earnings (loss) from operations		$13,479	$13,090		$2,612		$(1,525)		$(67)		$(247)		$(66)		$(162)
Interest and other income		$1,967	$1,198		$1,250		$1,651		$14	$	nil	$	nil		$1
Net earnings (loss)		$9,790	$14,789		$1,180		$(1,289)		$(53)		$10,188	$	nil		$10,133
Earnings (loss) per share		$0.01	$0.02	$	nil	$	nil	$	nil		$0.09		$0.10		$0.10
Cash flow from (to) operating activities		$18,394	$12,944		$7,823		$5,856		$(3)		$(63)	$	nil		$(206)
Total Cash costs (per gold ounce) (2)		$427	$398		$303		$343	$	nil	$	nil	$	nil	$	nil
Cash and Cash Equivalents		$197,636	$149,924		$77,111		$77,388		$643		$328		$449		$439
Short term investments	$	nil	$32,440	$	nil		$450,099		$1,110	$	nil	$	nil	$	nil
Total Assets		$590,691	$572,398		$456,912	$	nil	$	nil		$342		$463		$458

(1)	Includes operating results of Amapari and Peak Mines from April 3, 2007 and April 27, 2007 respectively, to June 30, 2007.
(2)	The calculation of total cash costs per ounce of gold for Peak Mines is net of by-product copper sales revenue.
(3)

The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. As a result, the quarter ended March 31, 2007 is a four month period.

(4)

In the fourth quarter, the company finalized the purchased price allocation of the assets and liabilities acquired in the acquisition of Amapari and Peak Mines. The result of the fourth quarter includes adjustments made upon completion of the allocation of the purchase consideration of Amapari and Peak Mines.

Peak Gold Management Discussion and Analysis	3

Overview of the financial results

Prior to the acquisition of Amapari and Peak Mines, the Company did not generate revenues from operations and the Company had minimal transactions. The acquisition resulted in a substantial increase in revenues, cash flows and assets. Due to the limited activity of the Company prior to the acquisition of the mines, the Company has not presented a narrative comparative analysis for results prior to this acquisition.

Net earnings for the first quarter of 2008 were $9.7 million, which includes $ 1 million foreign exchange loss arising from the revaluation of future income tax liabilities and 2.6 million related to stock-based compensation (a non-cash charge). Total cash costs were $427 per ounce for the first quarter of 2008, which were negatively impacted by the appreciation of the Australian and Brazilian currencies against the U.S. dollar and lower gold sales as compared to previous quarters.

Peak Gold Management Discussion and Analysis	4

Operation Review

Amapari, Brazil

(US dollars in thousands)

	Three Months Ended
Operating Data	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007(3)
Tonnes of ore mined	626,000	846,200	754,200	621,900	642,000
Tonnes of waste removed	1,199,000	2,193,600	2,272,500	1,494,600	2,481,000
Ratio of waste to ore	1.92	2.6	3.0	2.4	3.9
Tonnes of ore processed	384,000	529,800	519,400	461,400	494,000
Average mill head grade (grams/tonne)	2.35	3.41	2.41	2.49	2.58
Average recovery rate (%) (1)	63%	62%	62%	68%	72%
Gold (ounces)
– Produced (2)	18,201	24,400	22,200	22,700	27,100
– Sold	20,453	22,600	22,200	23,200	28,100
Average realized gold price (per ounce)	$918	$785	$684	$666	$653
Total cash costs (per ounce)	$650	$583	$491	$539	$456

Financial Data
Revenues	$18,767	$17,710	$15,190	$15,470	$18,300
(Loss) Profit from operations	$(327)	$3,751	$(1,560)	$(2,512)	$(700)

(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.
(2)	Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(3)

Amapari’s operations are included in Peak Gold’s operating results for the period subsequent to April 3, 2007, the date of the acquisition. Prior quarter information has been provided for comparative purposes only.

Amapari’s gold production for the first quarter of 2008 was 18,201 ounces compared to 27,100 ounces for the same period in 2007. The lower gold production results primarily from lower tonnes processed due to unplanned maintenance on key processing and mining equipment, as well as reduced recovery and grade. The lower recovery rate was due to the higher saprolite content of the ores, the increased hardness of some of the ores and the interrupted supply of cyanide and carbon due to temporary supply chain issues. Addressing the throughput and recovery issues; subsequent to quarter end the Company has placed orders for the long lead time items required for installation of a washing circuit that would improve throughput and recoveries. The feasibility study for this project is progressing.

Total cash cost per ounce for the quarter was $650 per ounce compared to $456 per ounce in the first quarter of 2007. Cash costs were negatively impacted by reduced gold sales during the quarter, the continued strengthening of the Brazilian currency (real) against the USD, and increased cyanide and carbon costs.

Peak Gold Management Discussion and Analysis	5

Revenue for the quarter was $18.8 million, similar to the previous year with lower sales volume offset by a higher gold price. Earnings for the current quarter were $0.3 million compared to $0.7 million a year ago. Cash flow from operations was $1.3 million with higher price off-setting lower production.

Peak Gold Management Discussion and Analysis	6

Peak Mines, Australia

(US dollars in thousands)

	Three Months Ended			Two Months Ended	Three Months Ended
Operating Data	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007(2)	June 30, 2007(3)	March 31, 2007(3)
Tonnes of ore milled	179,087	188,933	182,835	132,241	164,962	172,500
Average mill head grade
– Gold (grams/tonne)	4.96	5.55	6.21	5.29	5.31	6.41
– Copper (%)	0.70%	0.59%	0.65%	0.78%	0.75%	0.61%
Average recovery rate
– Gold (%)	87.9%	86%	87%	88%	88%	88%
– Copper (%)	78.9%	70%	74%	77%	76%	75%
Produced
– Gold (ounces)	25,099	29,030	31,703	19,800	24,600	31,200
– Copper (thousands of pounds)	2,172	1,746	1,932	1,748	2,059	1,751
Sold
– Gold (ounces)	31,247	29,751	32,800	24,800	30,800	24,800
– Copper (thousands of pounds)	2,551	2,469	1,908	2,776	2,776	0
Average realized price
– Gold (per ounce)	$943	$799	$707	$672	$674	$652
– Copper (per pound)	$3.75	$2.99	$3.47	$3.19	$3.19	$—
Total cash costs per gold ounce (1)	$281	$258	$176	$160	$234	$311

Financial Data
Revenues	$37,454	$29,278	$29,467	$23,970	$28,070	$14,700
Earnings from operations	$17,144	$13,416	$6,494	$5,876	$6,319	$7,100

(1)

The calculation of total cash costs per ounce of gold is net of by-product sales revenue. If the copper sales were treated as a co-product, average total cash costs at Peak Mines for the three months ended March 31, 2008, would be $417 per ounce of gold and $2.34 per pound of copper.

(2)	Peak Mines operations are included in Peak Gold’s operating results for the period subsequent to April 27, 2007, the date of the acquisition.
(3)	Prior quarter information is presented for information purposes only

Peak Mines produced 25,099 ounces of gold in the first quarter of 2008 compared to 31,200 in the first quarter of 2007. The mine production tonnage and mill throughput for the first quarter of 2008 were as expected. The gold output was lower than expected due to lower than planned gold grades. The production of high grade stope planned to be mined in this period were delayed due to ground conditions requiring rehabilitation work. Lower grade ore sources were brought on line to supplement mill ore feed.

Peak Gold Management Discussion and Analysis	7

At quarter end there remained approximately 4,704 gold ounces in circuit plus approximately 1,585 gold ounces and 479,206 pounds of copper metal in copper concentrate that is expected to be sold in the second quarter of 2008.

Total cash costs for the quarter were $281 per ounce sold and have been negatively impacted by a strengthening Australian dollar against the U.S. dollar.

Peak Gold Management Discussion and Analysis	8

Review of Financial Results:

Depreciation and depletion, which relates to mining activities, was $6.4 million for the quarter. Depreciation and depletion was $4 million for Amapari and $2.4 million for Peak Mines.

Corporate administration was $4.0 million in the first quarter of 2008. The most significant expense included in corporate administration is stock-based compensation expense of $2.6 million.

A total of $0.9 million was spent in exploration for Amapari and Peak Mines during the quarter.

During the current period, the Company earned $1.9 million in interest income of which the majority was earned on funds received from the private placements completed in prior years.

Non-GAAP Measure – Total Cash Cost per Gold Ounce Calculation

The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

Three months ended March 31, 2008
Operating Expenses per financial statements	$31,367
Treatment and refining charges on concentrate sales	1,902
By-product copper sales	(9,875)
Non-cash adjustments	(1,318)

Total cash costs	22,076

Ounces of gold sold	51,700

Total cash costs per ounce of gold	$427

Peak Gold Management Discussion and Analysis	9

Liquidity and Capital Resources

As of March 31, 2008, the Company held cash and cash equivalents of $197.6 million (December 31, 2007 - $149.9 million) and working capital of $226.8 million (December 31, 2007 - $214.1 million). The increase is attributed to the sale of $32.4 million of short term investments during the quarter.

The Company has over $197.6 million in its treasury which is invested in highly liquid lower risk short-term interest-bearing investments with maturities 120 days or less from the original date of acquisition. The Company does not have any cash invested in asset-backed commercial paper.

In the opinion of management, the working capital at March 31, 2008, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

During the quarter ended March 31, 2008, the Company generated operating cash flows of $18.4 million. Approximately $1.3 million and $19.1 million were generated from operations at the Amapari and Peak Mines, respectively.

During the three months ended March 31, 2008, the Company invested a total of $7.2 million in mining interests, including $2.1 million at Amapari and $4.9 million at Peak.

As of May 14, 2008, there were X common shares of the Company outstanding. The Company had 30,641,000 stock options outstanding under its share option plan. In addition, the Company had 291,361,607 common share purchase warrants outstanding (exchangeable for 291,361,607 common shares).

Peak Gold Management Discussion and Analysis	10

Commitments

Commitments exist for expenditures for mining interests of approximately $1.6 million at Amapari and Peak Mines.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Risks and uncertainties

The risk factors affecting the Company have not changed from those described in the Management’s Discussion and Analysis for the year ended December 31, 2007.

Accounting Policies implemented effective January 1, 2008

The Company has adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountant: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”)

Section 1535 requires the disclosures of both qualitative and quantitative information that enables user of financial statements to evaluate the entity’s objective, policies and process for managing capital. Section 1535 Specifies that disclosures of (i) an entity’s objective, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks.

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Accounting Policies to be implemented effective January 1, 2009

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged

Peak Gold Management Discussion and Analysis	11

from the standards included in the previous Section 3062. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company’s accounting policies are described in note 2 of the notes to its December 31, 2007 consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

Inventories

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked in its leach pads and in process at one of its mines as work-in-progress inventory, and values work-in progress inventory at lower of cost ore at estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earning and working capital.

Mineral Properties

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and

Peak Gold Management Discussion and Analysis	12

equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves price to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors that may indicate a need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earning and net assets.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with exiting reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and set up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

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Stock based compensation

CICA Handbook section 3870 Stock-based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations, and therefore, in the normal course of business are inherently exposed to currency, interest rate and commodity price fluctuations.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’ interim filings as such term is defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ annual and interim filings is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2007. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

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There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this management’s discussion and analysis.

Limitations on Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further a design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any systems controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends” ,” anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant; equipment or processes to operate as anticipated; accidents; labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk and uncertainties” included in this document and the section entitled “Risk Factors” in the Company’s Annual Information Form dated December 18, 2007 and revised on February 25, 2008 and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate. As actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking that are incorporated by reference herein, except in accordance with applicable securities laws.

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